Via Facsimile and U.S. Mail
Mail Stop 4720

October 29, 2009

Barclay A. Phillips
Senior Vice President and Chief Financial Officer
Micromet, Inc.
6707 Democracy Boulevard, Suite 505
Bethesda, MD 20817

Re: Micromet, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Definitive Proxy Statement
      File Number: 000-50440

Dear Mr. Phillips:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief